Exhibit 19.1
Securities Trading Policy
(September 2025)

Background and Purpose
We have adopted this Securities Trading Policy (this “Policy”) to help you comply with U.S. securities laws and to protect the reputation of Match Group, Inc. (“Match Group”) for integrity and ethical conduct. Under the securities laws, it is generally illegal for any person to trade in the securities of Match Group or any other company while in the possession of material non-public information about that company. It is also generally illegal for any such person to give material non-public information about Match Group or any other company to others who then trade based on that information. The consequences of prohibited insider trading or the sharing of material non-public information can be severe for both individuals engaging in such behavior and for Match Group. People who violate the law, as well as Match Group, its directors and officers and the managers of the person violating the rules may be required to pay major civil or criminal penalties and could be subject to private lawsuits in connection with the violation of the insider trading laws.

Scope
This Policy applies to the following: (1) directors, officers, employees, contractors and consultants of Match Group and its subsidiaries; (2) the spouses, domestic partners, minor children (even if financially independent) of such directors, officers, employees, contractors or consultants; (3) anyone to whom Match Group directors, officers, employees, contractors or consultants provide significant financial support; and (4) any entity or account which any of the persons listed above have or share the power, directly or indirectly, to make investment decisions over, whether or not such persons have a financial interest in such entity or account (which we define, together with the persons listed in (2) and (3) above, as “Affiliated Persons and Entities”). This Policy applies to you regardless of where you are located when you trade in Match Group securities.

This Policy governs sales, purchases, gifts and other transfers of all types of securities of Match Group, including common stock, preferred stock, warrants, debt securities and options, puts and calls (“Match Group Securities”). This Policy’s trading restrictions also apply to (i) the sale or transfer of stock you acquire through participation in Match Group’s Employee Stock Purchase Plan or the vesting or exercise of Match Group equity awards, (ii) the cashless exercise of stock options through a broker, and (iii) the trading of Match Group Securities through a retirement or health savings account.

What is “Insider Trading?”
•U.S. securities laws prohibit a person from trading securities if the person possesses material non-public information about the issuer of the securities. These laws also prohibit persons who are aware of such information from disclosing or ‘tipping’ this information to others who may trade.

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•Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision or if it could be expected to affect the market price of a security. Material information can be favorable or unfavorable. What is material is usually determined on a case-by-case basis, in light of all the surrounding circumstances. If it is not clear whether information is material, it should be treated as if it is material.
•Information should be considered non-public if it has not been disclosed in reports filed with the U. S. Securities and Exchange Commission or in a widely disseminated press release. If it is not clear whether information has been sufficiently publicized, it should be treated as if it is non-public.
•Examples of information which could be material include (but are not limited to):
oEarnings reports, projections and other financial information;
oKey performance indicators;
oProposed major spending programs;
oPending or threatened regulatory or litigation proceedings, investigations or the resolution thereof;
oSignificant changes in senior management;
oA pending or proposed merger, acquisition or divestiture of a significant business or significant assets, or the expansion or curtailment of operations;
oSecurities offerings or other financings;
oChanges in debt ratings, or analyst upgrades or downgrades;
oSignificant changes in accounting treatment, write-offs or effective tax rate;
oNew major contracts, suppliers, customers, or the loss thereof;
oNew major product or feature launches;
oCybersecurity incidents, including any breach of information systems that results in the exposure or loss of user information, in particular personal information;
oLiquidity problems;
oChanges in auditors or auditor notification that Match Group may no longer rely on an audit report; and
oStock splits or other corporate actions.

General Securities Trading Policy -- Prohibition of Insider Trading
You may not buy, sell, gift or otherwise transfer Match Group Securities if you are in possession of any material non-public information relating to Match Group, and may transact only when all material information known to you has been available to investors generally for at least two business days, except for transactions with Match Group itself or pursuant to a Rule 10b5-1 trading plan approved in advance by Match Group’s Chief Legal Officer.

Prohibition on “Tipping”
You may not pass on to any person any material non-public information concerning Match Group, whether or not you have any information regarding such person’s intention to engage in any transaction involving Match Group Securities, except to persons within Match Group whose positions require them to know such information. You should not discuss material non-public information concerning Match Group in public places. Additionally, you may not recommend to any
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person that such person engage in or refrain from engaging in any transaction involving Match Group Securities if you are in possession of material non-public information regarding Match Group.

Material Non-Public Information and Securities of Other Companies
The foregoing provisions also apply to material non-public information, and transacting in securities, of other companies if you obtain material non-public information relating to such companies in the course of performing your duties for Match Group.

Trading Windows
Match Group encourages an open and transparent workplace culture. To avoid insider trading or the appearance of insider trading, you are permitted to buy, sell, gift or otherwise transfer Match Group Securities only during designated trading windows, which begin on the second trading day following the day on which Match Group publicly releases its annual or quarterly financial results and end on the 7th day of the third month of each fiscal quarter, unless otherwise specified by Match Group’s Chief Legal Officer. Outside of trading windows, no purchases, sales or other transfers of Match Group Securities are permitted, except for transactions with Match Group itself or pursuant to a Rule 10b5-1 trading plan approved in advance by Match Group’s Chief Legal Officer. Even during a trading window, you are prohibited from buying, selling, gifting or otherwise transferring Match Group Securities if you are aware of material non-public information.

The prohibition against trading outside of a trading window also means that brokers cannot fulfill “limit orders” outside of a trading window. All limit orders must be closed out prior to the end of a trading window.

Match Group may restrict trading even during a trading window, as circumstances dictate. In such event, Match Group’s Chief Legal Officer may notify individuals that they should not engage in any transactions involving Match Group Securities. No reasons may be provided, and the closing of the trading window may itself constitute material non-public information that should not be communicated.

Because of their access to confidential information on a regular basis, this Policy subjects directors, executive officers and certain other designated individuals (“Match Group Insiders”) to additional restrictions on trading, which are described in Appendix A attached to this Policy. You will receive notice if you are deemed a Match Group Insider.

Post-Termination Transactions
Upon termination of service as a director, officer, employee, contractor or consultant of Match Group or one of its subsidiaries, you continue to be subject to the restrictions on securities trading contained in the U.S. securities laws, as well as to Match Group’s policy regarding the safeguarding of confidential information. If your service terminates outside of a trading window, you and your Affiliated Persons and Entities will continue to be subject to the trading window requirements described in this Policy until the beginning of the next trading window.

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Prohibition on Derivatives and Frequent Trading
You may not at any time engage in transactions in publicly traded options, such as puts, calls, prepaid variable forward contracts and equity swaps, or other derivatives that are designed to hedge or speculate on any change in the market value of or relating to Match Group Securities, or engage in short sales with respect to Match Group Securities. This prohibition extends to all forms of hedging transactions, such as zero-cost collars and forward sale contracts, as they involve the establishment of a short position in Match Group Securities.

Prohibition on Pledging of Securities, Margin Accounts
Pledged securities may be sold by the pledgee without the pledgor’s consent. For example, securities held in a margin account may be sold without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because such a sale or foreclosure may occur at a time when you have material non-public information or are otherwise not permitted to trade in Match Group Securities, you may not pledge Match Group Securities in any manner, including by purchasing Match Group Securities on margin, holding Match Group Securities in an account utilizing margin, or otherwise pledging Match Group securities as collateral for a loan.

Transactions by Affiliated Persons and Entities
This Policy also applies to your Affiliated Persons and Entities. You are responsible for the transactions of Affiliated Persons and Entities and therefore should make them aware of the need to confer with you before they transact in Match Group Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account.

Individual Responsibility
You have ethical and legal obligations to maintain the confidentiality of information about Match Group and to not engage in transactions in Match Group Securities while in possession of material non-public information. In all cases, the responsibility for determining whether you are in possession of material non-public information rests with you, and any action on the part of Match Group, Match Group’s Chief Legal Officer or any other Match Group employee pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

Penalties for Insider Trading and Other Violations
Penalties for trading on or impermissibly communicating material non-public information are severe and may be applied against the individual, as well as against Match Group and controlling persons of Match Group. A person can be subject to some or all of the penalties noted below even if they do not personally benefit from the violation. Penalties include but are not limited to:

1.Civil injunctions;
2.Disgorgement of profits;
3.Jail sentences; and
4.Fines.
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In addition, any violation of this Policy can be expected to result in serious sanctions by Match Group, including dismissal, suspension without pay, loss of pay or bonus, loss of benefits, demotion or other sanctions, whether or not the violation of Match Group policy or procedure also constituted a violation of law.

Questions
If you have any questions regarding a particular securities transaction, or this Policy generally, please do not hesitate to contact Match Group’s Legal Department.

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Appendix A
Additional Procedures for Insiders

Match Group Insiders are subject to additional trading restrictions by virtue of their regular or routine access to material non-public information or by virtue of their involvement with a project that results in knowledge of material non-public information. Match Group Insiders are subject to the following restrictions on trading in Match Group Securities in addition to those set forth elsewhere in this Policy.

•Insiders. Match Group Insiders consist of directors and executive officers of Match Group and such other persons as may be designated from time to time and informed of such status by Match Group’s Chief Legal Officer or such officer’s designee. Affiliated Persons and Entities of the persons listed above are also considered Insiders.
•Pre-Clearance. All purchases, sales, gifts and other transfers of Match Group Securities by Match Group Insiders and their Affiliated Persons and Entities must be approved in advance by Match Group’s Chief Legal Officer or such officer’s designee. Pre-cleared transactions not completed within two business days of the date of approval will require new pre-clearance. Match Group’s Chief Legal Officer may choose to shorten this period in their sole discretion.
It is still the responsibility of each Match Group Insider and their Affiliated Persons and Entities to determine whether or not they have material nonpublic information both when a pre-clearance request is submitted and at the time any trade is executed. Even after obtaining pre-clearance, you may not trade Match Group Securities if you become subject to a blackout period or become aware of material nonpublic information prior to the trade being executed.